FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 4, 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 4, 2014 – Final Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2014
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2013
A presentation of the results will be webcast today at 09.30 GMT at www.arm.com/ir

CAMBRIDGE, UK, 4 FEBRUARY 2014 — ARM Holdings plc announces its unaudited financial results for the fourth quarter and full year ended 31 December 2013.

Q4 2013 – Financial Summary	Normalised*			IFRS
	Q4 2013	Q4 2012	% Change	Q4 2013	Q4 2012
Revenue ($m)	302.9	262.8	15%	302.9	262.8
Revenue (£m)	189.1	164.2	15%	189.1	164.2
Operating expenses (£m)	88.1	79.7	11%	170.3	98.9
Operating margin	48.8%	46.6%		5.0%	34.5%
Profit before tax (£m)	95.5	80.0	19%	12.2	59.5
Earnings per share (pence)	5.3	4.1	30%	(0.4)	3.0
Net cash generation (£m) **	77.9	74.1
Effective revenue fx rate ($/£)	1.60	1.60
FY 2013 – Financial Summary	Normalised*			IFRS
	FY 2013	FY 2012	% Change	FY 2013	FY 2012
Revenue ($m)	1,117.7	913.1	22%	1,117.7	913.1
Revenue (£m)	714.6	576.9	24%	714.6	576.9
Operating expenses (£m)	326.5	284.2	15%	521.8	336.9
Operating margin	49.1%	45.6%		21.5%	36.1%
Profit before tax (£m)	364.0	276.5	32%	162.6	221.0
Earnings per share (pence)	20.6	14.7	40%	7.4	11.5
Net cash generation (£m) **	344.5	267.3
Effective revenue fx rate ($/£)	1.56	1.58
*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, profit or loss on disposal and impairment of available-for-sale investments, share of results in joint venture, Linaro™-related charges, intangible amortisation, and exceptional items. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 12.13 to 12.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, other acquisition-related payments, share-based payroll taxes, investment in joint venture, payments to Linaro, cash impact of exceptional items and deducting inflows from share option exercises and investment disposal proceeds – see notes 12.8 to 12.12.

Q4 Financial Highlights
•	Group revenues in US$ up 15% year-on-year (£ revenues up 15% year-on-year)
•	Processor licensing revenue in US$ up 26% year-on-year
•	Processor royalty revenue in US$ up 7% year-on-year (relevant industry revenues up 2-3% year-on-year1)
•
Normalised operating expenses of £88.1 million.  IFRS operating expenses of £170.3 million include a non-cash exceptional charge of £59.5 million related to the impairment of an asset (see page 5 for details)

•	Normalised profit before tax and earnings per share up 19% and 30% year-on-year respectively
•	IFRS PBT down 79% year-on-year as a result of the exceptional charge; IFRS loss per share of 0.4 pence in Q4 2013 compared to earnings per share of 3.0 pence in Q4 2012
•	Full year 2013 dividend increased by 27% to 5.7p

Progress on key growth drivers in Q4
•	Growth in adoption of ARM® processor technology
o	26 processor licences signed for a broad range of applications from smartphones and mobile computers to medical devices, wearables and the Internet of Things
o	Momentum continues in computing, servers and networking applications with the signing of an ARMv8 architecture licence and two ARMv8 processor licences
•	Growth in shipments of chips based on ARM processor technology
o	2.9 billion chips shipped, up 16% year-on-year with faster growth in low-cost chips in entry-level mobile devices, microcontrollers and smart sensors

 1 Source: Semiconductor Industry Association, December 2013

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Outlook
After a strong licensing performance in 2013 which saw ARM make good progress across its established markets as well as making significant in-roads in servers and smart embedded applications, we enter 2014 with a strong opening order backlog and a healthy pipeline of licensing opportunities.

ARM's full year 2013 processor royalty revenue grew faster than the overall semiconductor industry by 18 percentage points, demonstrating ARM's continuing market share gains, although the degree of outperformance was impacted by slower sales of chips for high-end smartphones in the second half of the year.  Despite slower growth in one end market we expect full year 2014 processor royalty revenues to grow at a similar rate to that reported over the last three years.

Assuming the outlook for the semiconductor industry improves as generally anticipated, we expect Group dollar revenues for the full year 2014 to be in line with market expectations.

Simon Segars, Chief Executive Officer, said:
“ARM’s strategy is for our technology to continue to gain share in long-term growth markets, such as smartphones, tablets, enterprise equipment and embedded computing, and to increase the royalty percentage ARM receives from each device.  ARM saw good progress in Q4 as our latest technology was chosen by major companies in all our target markets, with further licenses signed for our latest ARMv8-A processors, Mali graphics processors and physical IP technology.  These design wins will help to drive ARM’s future royalty revenues.

ARM’s Partners reported that they had shipped 2.9 billion ARM-based chips, a record number despite slower growth of chips for premium smartphones. This takes our cumulative shipments since 1993 to more than 50 billion chips, with over 10 billion reported as shipped in 2013 alone.

In 2013, we continued to improve profitability and increase returns to shareholders at the same time as investing in both R&D and the business infrastructure that underpins our future growth.

2014 brings exciting opportunities and challenges as ARM competes in new markets where we are well positioned to succeed with our leading technology, innovative business model and thriving ecosystem of Partners.”

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Q4 2013 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q4 2013	Q4 2012	% Change	Q4 2013	Q4 2012	% Change
Technology Licensing
Processors	107.2	85.2	26%	67.7	53.1	27%
Physical IP	20.2	15.4	31%	12.5	9.7	29%
Total Technology Licensing	127.4	100.6	27%	80.2	62.8	28%
Technology Royalty
Processors	130.4	121.8	7%	80.8	76.1	6%
Physical IP	16.0	15.0	7%	9.9	9.4	5%
Total Technology Royalty	146.4	136.8	7%	90.7	85.5	6%
Services	14.0	11.5	22%	8.9	7.2	23%
Software and Tools	15.1	13.9	8%	9.3	8.7	7%
Total Revenue	302.9	262.8	15%	189.1	164.2	15%

FY 2013 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	FY 2013	FY 2012	% Change	FY 2013	FY 2012	% Change
Technology Licensing
Processors	382.6	287.1	33%	244.4	181.1	35%
Physical IP	65.3	52.2	25%	41.2	32.9	25%
Total Technology Licensing	447.9	339.3	32%	285.6	214.0	33%
Technology Royalty
Processors	495.1	417.7	19%	317.5	264.4	20%
Physical IP	63.8	56.2	13%	40.8	35.4	15%
Total Technology Royalty	558.9	473.9	18%	358.3	299.8	20%
Services	53.8	45.0	20%	34.3	28.4	20%
Software and Tools	57.1	54.9	4%	36.4	34.7	5%
Total Revenue	1,117.7	913.1	22%	714.6	576.9	24%

***
Dollar revenues are based on the Group’s actual dollar invoicing and on the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of the Group’s invoicing is in dollars.

CONTACTS:
Sarah West/Rob Mindell	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q4 2013 were $302.9 million, up 15% versus Q4 2012. Q4 sterling revenues of £189.1 million were up 15% year-on-year.

Full year dollar revenues were $1,117.7 million, up 22% on 2012.

License revenues
Total dollar license revenues in Q4 2013 increased by 27% year-on-year to $127.4 million, representing 42% of Group revenues. License revenues comprised $107.2 million from Processors and $20.2 million from Physical IP.

During Q4, additional Partners entered into long-term commitments to use ARM technology; the revenue associated with these agreements goes into backlog and will be recognised in future quarters when engineering and delivery milestones are achieved. These agreements included an ARMv8 architecture licence and two licences with Partners for ARM’s
Cortex-A50 series processors. Group order backlog at the end of Q4 2013 was down slightly when compared to Q3 2013, and up 17% when compared to Q4 2012.

Full-year dollar licensing revenues were $447.9 million, up 32% on 2012.

Royalty revenues
Royalties are recognised one quarter in arrears, hence royalties in Q4 2013 were generated from semiconductor unit shipments in Q3 2013. Total dollar royalty revenues in Q4 2013 increased by 7% year-on-year to $146.4 million, representing 48% of Group revenues. Royalty revenues comprised $130.4 million from Processors and $16.0 million from Physical IP. Processor dollar royalty revenues in Q4 2013 increased by 7% year-on-year, compared with industry revenues which were up 2-3% over the relevant shipment period (i.e. Q3 2013 compared to Q3 2012).

Full-year Group dollar royalty revenues were $558.9 million, up 18% on 2012. Processor dollar royalty revenues for the full-year increased 19% year-on-year.  This compares with industry revenues that increased 1% over the relevant shipment period, being the four quarters from Q3 2012 to Q3 2013.

In Q4 2013 ARM’s processor royalty revenue grew faster than the overall semiconductor industry, however the degree of outperformance was impacted by slower sales of chips for high-end smartphones.   ARM’s full-year 2013 processor royalty revenue outperformed the semiconductor industry by 18 percentage points, demonstrating ARM’s continuing market share gains over the last 12 months.

Services, Software and Tools revenues
Service revenues were $14.0 million in Q4 2013, up 22% year-on-year, and $53.8 million for the full-year, up 20% year-on-year.  For both Q4 2013 and full-year 2013 service revenues represented 5% of total revenues.

Sales of software and tools in Q4 2013 were $15.1 million, an increase of 8% year-on-year and representing 5% of Group revenues. Full-year software and tools revenues were $57.1 million, up 4% year-on-year.

Gross margins
Gross margin in Q4 2013, excluding share-based payments charges of £0.6 million, was 95.4% compared to 95.1% in Q3 2013 and 95.1% in Q4 2012.

Full-year gross margin, excluding share-based payment charges of £2.1 million, was 94.8%, the same as in 2012.

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Operating expenses and operating margin
Normalised income statements for Q4 2013, full-year 2013, Q4 2012 and full-year 2012 are included in notes 12.13 to 12.16 below, which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses were £88.1 million in Q4 2013, compared to £85.6 million in Q3 2013 and £79.7 million in Q4 2012. Normalised operating expenses in Q4 2013 included charges relating to the foreign exchange revaluation of monetary items and the impact of a weaker dollar on the accounting for derivative instruments, and the write-off of bad debts of about £2 million in aggregate.  Normalised operating expenses in Q1 2014 (assuming effective exchange rates similar to current levels) are expected to be in the range £84-86 million as we continue to invest in our research and development teams and in our business infrastructure.

Normalised operating margin was 48.8% in Q4 2013, compared to 48.6% in Q3 2013 and 46.6% in Q4 2012.

Normalised research and development expenses were £38.9 million in Q4 2013, representing 21% of revenues, compared to £35.7 million in Q3 2013 and £36.7 million in Q4 2012. Normalised sales and marketing expenses were £21.3 million in Q4 2013, being 11% of revenues, compared to £19.3 million in Q3 2013 and £18.4 million in Q4 2012. Normalised general and administrative expenses were £27.9 million in Q4 2013 (including the foreign exchange charge referred to above), representing 15% of revenues, compared to £30.6 million in Q3 2013 and £24.6 million in Q4 2012.

Total IFRS operating expenses in Q4 2013 were £170.3 million (Q4 2012: £98.9 million) including share-based payment charges and related payroll taxes of £19.4 million (Q4 2012: £15.6 million), amortisation of intangible assets and other acquisition-related charges of £2.9 million (Q4 2012: £2.4 million), investment impairments, net of profit on disposals, of £0.4 million(Q4 2012: £1.2 million), and a non-cash exceptional charge of £59.5 million (Q4 2012: £nil) (see below).

Total share-based payment charges and related payroll tax charges of £20.0 million in Q4 2013 were included within cost of revenues (£0.6 million), research and development (£12.4 million), sales and marketing (£3.2 million) and general and administrative (£3.8 million).

Total IFRS operating expenses for the full-year 2013 were £521.8 million compared to £336.9 million in 2012.

Impairment of available-for-sale financial asset
In December 2012 it was announced that a consortium of technology companies had formed a company, Bridge Crossing LLC (“BC”), to acquire rights to MIPS Technologies Inc’s portfolio of patents (the Patents) for a total of $350 million. This transaction was completed on 6 February 2013. ARM’s total contribution amounted to $167.5 million, of which $100.5 million was classified within current assets as available-for-sale and $67 million was classified within other intangibles. The available-for-sale financial asset represented ARM’s right to receive cash from the Group's financial interest in the consortium as BC anticipated that a programme of licensing the Patents to third parties would be undertaken. The other intangible asset consists of intellectual property rights that are being amortised over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

In Q4 2013, BC made a strategic decision not to pursue a licensing programme.  As ARM believes that there is significant long-term strategic advantage in owning this intellectual property, the Patents were purchased outright in Q1 2014 for $4m (£2.5m). The patents acquired (approximately 500, granted and pending) are now part of ARM’s portfolio of more than 3,500 patents.  As ARM now owns the Patents, there is no future cash to be received from BC, so the available-for-sale financial asset has been impaired, giving rise to a non-cash exceptional charge of £59.5 million.

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Earnings and taxation
Profit before tax was £12.2 million in Q4 2013 compared to £59.5 million in Q4 2012. Normalised profit before tax in Q4 2013 was £95.5 million compared to £80.0 million in Q4 2012.

The Group's effective normalised tax rate was 21% in Q4 2013, giving a full-year normalised tax rate of 20% (IFRS: 36% due primarily to the exceptional charge of £59.5 million giving rise to an unrecognised deferred tax asset). The Group’s full-year normalised effective tax rate in 2014 is expected to be around 18%.

In Q4 2013 and including exceptional items, fully diluted losses per share were 0.4 pence (2.2 cents per ADS2) compared to earnings per share of 3.0 pence (14.8 cents per ADS) in Q4 2012. Normalised fully diluted earnings per share in Q4 2013 were 5.3 pence (26.4 cents per ADS) compared to 4.1 pence (19.9 cents per ADS) in Q4 2012.

Full-year 2013 fully diluted earnings per share prepared under IFRS were 7.4 pence compared to earnings per share of 11.5 pence in 2012. Normalised fully diluted earnings per share for 2013 were 20.6 pence per share compared to 14.7 pence per share in 2012.

Balance sheet
Intangible assets were £608.8 million at 31 December 2013, comprising goodwill of £525.9 million and other intangible assets of £82.9 million, compared to £519.4 million and £11.2 million respectively at 31 December 2012.

Total accounts receivable were £136.2 million at 31 December 2013, compared to £124.5 million at 31 December 2012.

Cash flow and dividend
Net cash generation in Q4 2013 was £77.9 million. Net cash at 31 December 2013 was £706.3 million compared to £670.5 million at 30 September 2013 and £520.2 million at the end of 2012.

The directors recommend payment of a final dividend in respect of 2013 of 3.6p pence per share, up 27%. Taken together with the interim dividend of 2.1 pence per share paid in October 2013, this gives a total dividend in respect of 2013 of 5.7 pence per share, an increase of 27% on the total dividend of 4.5 pence per share in 2012. Subject to shareholder approval, the final dividend will be paid on 16 May 2014 to shareholders on the register on 22 April 2014.

As well as continuing to grow the dividend, the Board intends to undertake a limited share buyback programme to maintain a flat share count over time.

 2 Each American Depositary Share (ADS) represents three shares.

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Technology Licensing

Processor licensing
26 processor licences were signed in Q4 2013, with 22 companies. The technology licensed includes ARM’s latest Cortex-A, Cortex-M™ and Mali processors and will be used in a broad range of end applications, including mobile computers, servers and smart embedded applications.

More than half of the 22 companies were licensing ARM technology for the first time.  Many of these new customers are planning to use ARM technology in emerging applications such as healthcare, Internet of Things, and wearable digital devices. During the quarter we signed technology licences with a wide range of companies including telecoms operators, major software companies, equipment manufacturers and OEMs.

Three of the licences signed were for ARM's ARMv8-A 64-bit technology including one architecture licence and two Cortex-A50 series processors. These technologies can be deployed into a broad range of end-markets, including smartphones, tablets, display devices, digital TVs, enterprise networking and low-power server applications.

Demand for ARM’s processors for the embedded market remained strong, with 15 licences signed for ARM’s Cortex-M series technology. ARM has now signed more than 200 Cortex-M licences with over 150 companies. Many of these licences will be used in microcontrollers or applications for the Internet of Things.

ARM also signed four further licences for its Mali graphics processors, including an existing Mali licensee upgrading to the latest Mali-T700 series, and a major semiconductor company licensing Mali for the first time, also choosing the Mali-T700 series.

Q4 2013 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total**
Classic ARM*				529
Cortex-A	3	3	6	162
Cortex-R				41
Cortex-M	6	9	15	212
Mali	4***		4	86
Architecture	1		1	16
Subscription				16†
Total	14	12	26	1,062
* Includes ARM7, ARM9, ARM10 and ARM11
**Adjusted for licences that are no longer expected to generate royalties
*** Includes 1 existing ARM customer taking their first Mali licence
† Four Mali subscription licences reclassified from “Mali” to “Subscription”

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Physical IP licensing
ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licences are royalty bearing licences that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform licence for each process node. ARM has signed a full range of platform licences with leading foundries, from 250nm to 14nm.

ARM continues the development of advanced technology physical IP for FinFET process technologies at multiple foundries, and this quarter another two fabless semiconductor companies started to design chips with ARM's physical IP for use in a FinFET process technology.   Four companies are now designing chips using ARM's physical IP for FinFET.

In addition, ARM signed a new licence to provide physical IP at 90nm to a foundry choosing to use ARM physical IP for the first time, and an existing customer signed a licence for 40nm physical IP.

ARM also continues to see strong demand for physical IP optimised for use with processors (POP IP).  POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology.  For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP.  This quarter ARM signed four further POP licences for Cortex-A processors and one for Mali graphics technology. This included POP licences for our latest Cortex-A50 series processors and Mali-T700 series graphics processors, both for use on 28nm manufacturing processes.

Number of Physical IP Licences*
	Total for the Quarter	Cumulative Total
Platform Licences	2	101
POP IP	5	57
*Adjusted for licences that are no longer expected to generate royalties

Customers Licensing Multiple ARM Technologies
In some end markets, such as application processors in mobile phones, mobile computers and digital TVs there can be synergies from using multiple ARM technologies in the same system-on-chip design.  The system benefits that can be generated include faster time-to-market, reduced development risk and lower cost and higher performance of the resultant chip. For example, this can include two Cortex-A processors combined in a big.LITTLE configuration, coupled with Mali graphics and implemented using ARM’s physical IP (possibly in the form of POP IP). To date ARM has signed 162 Cortex-A licences, 86 Mali licences and 57 POP IP licences. ARM typically receives a percentage of the chip price for each ARM technology included within the chip, so chips that contain multiple ARM technologies can enhance ARM’s overall royalty opportunity.

Processor Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM-based product developments in recent months.  These included:
•	Altera announced a quad-Core ARMv8-A 64-bit chip, manufactured on 14nm Tri-Gate process, for data centre and communications infrastructure.
•	AMD announced the imminent sampling of its low-power server SOCs, based on Cortex-A57.
•
Amlogic introduced an SOC for digital TVs and set top boxes incorporating a six-core ARM Mali-450 MP graphics processor and a quad-core ARM Cortex-A9 processor, both implemented with ARM Artisan® Physical IP.

•	Broadcom announced a new ARMv8-A 64-bit chip for enterprise networking applications.
•	IBM announced that it has licensed a broad range of ARM technology for custom chips aimed at wired and wireless communications.
•	NVIDIA announced the Tegra K1 for premium mobile computing featuring a Quad-Core ARM Cortex-A15.
•	Microchip launched the SSC7102 sensor hub for the Internet of Things containing an ARM Cortex-M4 processor
•
Rockchip announced that it has entered into a subscription licence, including ARM’s latest Cortex-A50 series processors and Mali graphics processors, to develop chips for mobile computing and smart home devices.

•	ST Microelectronics' released details of its STi8K family for digital home applications based on ARM Cortex-A50 series processors
•
Telenor Connexion licensed ARM’s Sensinode software for use in ARM-based Internet of Things technologies.  Telenor Connexion will use these devices to provide standards-based, energy-efficient and secure machine-to-machine (M2M) services.

Many more Partner announcements can be found on the ARM website at www.arm.com/news.

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Technology Royalties

Processor royalties
Q4 revenue came from the sales of about 2.9 billion ARM-based chips, up 16% year-on-year.

ARM continued to gain share across target markets. Sales of ARM processor-based chips into embedded electronics, including microcontrollers, smartcards and wearable computing, grew 35% year-on-year.  Enterprise networking also did well, growing nearly three-fold year-on-year.

Chips using Cortex-A class and Mali graphics processors grew strongly in Q4.  More than 520m Cortex-A class processors were reported as shipped, nearly twice the number as a year ago, and about 140m Mali graphics processors were reported as shipped, taking the total for the year to about 400m, up from 150m in 2012.

ARM’s average royalty revenue per chip in Q4 was 4.5c compared with 4.8c a year ago.  This decline is mainly due to the mix of chips sold with an increase in the number of ARM based microcontrollers and smartcards, where the chip average price is less than one US dollar, and also lower than is typical year-on-year growth in higher value applications processors in premium smartphones. ARM’s average royalty revenue per chip for full year 2013 was 4.8c, the same as in 2012.

Q4 2013 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market	Unit Shipments
ARM7	28%	Mobile	46%
ARM9	16%	Enterprise	17%
ARM11	4%	Home	5%
Cortex-A	18%	Embedded	32%
Cortex-R	4%
Cortex-M	30%

Physical IP royalties
Royalties are recognised one quarter in arrears, with royalties in Q4 generated from wafer shipments in Q3. Physical IP royalty revenues in Q4 2013 were $16.0 million, up 7% year-on-year.

People
At 31 December 2013, ARM had 2,833 full-time employees, a net increase of 441 since the start of the year.  More than 70% of these new employees are engineers joining ARM’s processor R&D teams. At the end of the quarter, the Group had 1,185 employees based in the UK, 669 in the US, 355 in Continental Europe, 395 in India and 229 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2012 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2012 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	31 December	31 December
	2013	2012
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	43.8	46.3
Short-term deposits	544.1	340.0
Fair value of currency exchange contracts	5.1	1.4
Accounts receivable	136.2	124.5
Available-for-sale financial assets (see note 6)	1.2	−
Prepaid expenses and other assets (see note 6)	39.8	135.6
Current tax assets	6.9	13.9
Inventories: finished goods	3.0	2.3
Total current assets	780.1	664.0

Non-current assets:
Long-term deposits	125.6	141.3
Loans and receivables	3.0	2.1
Available-for-sale financial assets	13.9	13.8
Investment in joint venture (see note 8)	6.5	6.8
Prepaid expenses and other assets	1.6	2.0
Property, plant and equipment	33.6	36.1
Goodwill	525.9	519.4
Other intangible assets (see note 6)	82.9	11.2
Deferred tax assets	65.3	70.1
Total non-current assets	858.3	802.8

Total assets	1,638.4	1,466.8

Liabilities
Current liabilities:
Accounts payable	7.0	5.9
Embedded derivatives	7.0	2.5
Finance lease liabilities	2.7	2.9
Accrued and other liabilities (see note 7)	90.7	79.3
Current tax liabilities	18.8	16.6
Deferred revenue	156.7	126.4
Total current liabilities	282.9	233.6

Non-current liabilities:
Finance lease liabilities	1.5	2.9
Deferred tax liabilities	0.1	−
Deferred revenue	42.5	24.2
Total non-current liabilities	44.1	27.1
Total liabilities	327.0	260.7

Net assets	1,311.4	1,206.1

Capital and reserves attributable to the owners of the Company
Share capital	0.7	0.7
Share premium account	18.1	12.2
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	820.6	703.3
Cumulative translation adjustment	56.3	74.2
Total equity	1,311.4	1,206.1

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
	Unaudited	Unaudited	Unaudited	Audited
	£m	£m	£m	£m

Revenues	189.1	164.2	714.6	576.9

Cost of revenues	(9.3)	(8.6)	(39.3)	(31.9)

Gross profit	179.8	155.6	675.3	545.0

Research and development	(53.8)	(46.3)	(202.9)	(166.3)
Sales and marketing	(24.7)	(21.3)	(89.4)	(72.9)
General and administrative	(32.3)	(31.3)	(128.2)	(97.7)

Total operating expenses before exceptional items	(110.8)	(98.9)	(420.5)	(336.9)

Exceptional items
Impairment of available-for-sale financial asset (see note 6)	(59.5)	−	(59.5)	−
IP indemnity and similar charges (see note 9)	−	−	(41.8)	−

Total operating expenses after exceptional items	(170.3)	(98.9)	(521.8)	(336.9)

Profit from operations	9.5	56.7	153.5	208.1

Investment income, net	3.2	3.5	13.1	13.6
Share of post tax results in joint venture	(0.5)	(0.7)	(4.0)	(0.7)

Profit before tax	12.2	59.5	162.6	221.0
Tax	(18.4)	(17.0)	(57.8)	(60.3)

(Loss)/profit for the period	(6.2)	42.5	104.8	160.7

Earnings per share
Basic and diluted earnings	(6.2)	42.5	104.8	160.7

Number of shares (millions)
Basic weighted average number of shares	1,399.9	1,380.0	1,396.4	1,375.1
Effect of dilutive securities: Share options and awards	13.9	18.6	15.4	20.7
Diluted weighted average number of shares	1,413.8	1,398.6	1,411.8	1,395.8

Basic EPS (pence)	(0.4)	3.1	7.5	11.7
Diluted EPS (pence)	(0.4)	3.0	7.4	11.5

Diluted earnings per ADS (cents)	(2.2)	14.8	36.9	56.1

All activities relate to continuing operations.
All of the profit for the period is attributable to the owners of the Company.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2013	31 December 2012	31 December 2013	31 December 2012
	Unaudited	Unaudited	Unaudited	Audited
	£m	£m	£m	£m

(Loss)/profit for the period	(6.2)	42.5	104.8	160.7
Other comprehensive income:
Unrealised holding loss on available-for-sale financial asset (net of tax of £nil)*	−	(0.3)	−	(0.3)
Currency translation adjustment*	(16.3)	(3.9)	(17.9)	(26.8)
Other comprehensive loss for the period	(16.3)	(4.2)	(17.9)	(27.1)
Total comprehensive (loss)/income for the period	(22.5)	38.3	86.9	133.6

*These items may be reclassified to income statement if certain conditions are met.

12 of 27

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Year ended	Year ended
	31 December 2013	31 December 2012
	Unaudited	Audited
	£m	£m
Operating activities
Profit before tax	162.6	221.0
Investment income (net of interest payable and similar charges)	(13.1)	(13.6)
Share of results in joint venture	4.0	0.7
Profit from operations	153.5	208.1
Depreciation and amortisation of property, plant, and equipment, and intangible assets	28.0	17.4
Compensation charge in respect of share-based payments	59.2	37.1
Profit on disposal of available-for-sale financial assets	(3.3)	(0.8)
Loss on disposal of property, plant and equipment	0.6	−
Provision for impairment of available-for-sale financial assets (including non-cash exceptional item of £59.5 million)	66.3	1.4
Provision for doubtful debts	4.0	0.4
Non-cash foreign currency gains and losses	(3.6)	(0.7)
Movement in fair value of currency exchange contracts	(3.7)	(2.9)
Movement in fair value of embedded derivatives	4.4	3.7
Changes in working capital:
Accounts receivable	(19.8)	(5.7)
Inventories	(0.7)	0.1
Prepaid expenses and other assets	(8.8)	(104.8)
Accounts payable	1.1	(2.8)
Deferred revenue	53.1	37.3
Accrued and other liabilities	8.3	(4.8)
Cash generated by operations before tax	338.6	183.0
Income taxes paid	(23.3)	(26.1)

Net cash from operating activities	315.3	156.9

Investing activities
Interest received	13.4	11.5
Interest paid	(0.2)	(0.3)
Purchases of property, plant and equipment	(13.5)	(20.2)
Purchases of other intangible assets	(31.8)	(5.4)
Purchases of available-for-sale financial assets	(8.9)	(3.0)
Proceeds on disposal of available-for-sale financial assets	5.5	11.8
Purchase of short and long-term deposits	(188.5)	(76.8)
Purchases of subsidiaries, net of cash acquired	(21.1)	−
Investment in joint venture	(3.7)	(7.5)
Provision of long-term loan	(0.7)	−
Net cash used in investing activities	(249.5)	(89.9)

Financing activities
Proceeds from borrowings	−	99.8
Proceeds received on issuance of shares	5.9	5.6
Refund of costs related to share issue	−	2.7
Dividends paid to shareholders	(68.9)	(51.8)
Repayment of borrowings	(1.1)	(99.8)
Repayment of finance leases	(3.3)	(3.3)
Net cash used in financing activities	(67.4)	(46.8)

Net (decrease)/increase in cash and cash equivalents	(1.6)	20.2
Cash and cash equivalents at beginning of period	46.3	26.8
Effect of foreign exchange rate changes	(0.9)	(0.7)
Cash and cash equivalents at end of period	43.8	46.3

13 of 27

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share		Reval-	Cumulative
	Share	premium	Capital	option	Retained	-uation	translation
	capital	account	reserve *	reserve**	earnings	reserve	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012 (audited)	0.7	6.6	351.6	61.4	539.6	0.3	101.0	1,061.2
Profit for the period	−	−	−	−	160.7	−	−	160.7
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets	−	−	−	−	−	(0.3)	−	(0.3)
Currency translation adjustment	−	−	−	−	−	−	(26.8)	(26.8)
Total comprehensive income for the year	−	−	−	−	160.7	(0.3)	(26.8)	133.6
Shares issued on exercise of share options and awards	−	5.6	−	−	−	−	−	5.6
Dividends (see note 5)	−	−	−	−	(51.8)	−	−	(51.8)
Credit in respect of employee share schemes	−	−	−	−	37.1	−	−	37.1
Movement on tax arising on share options and awards	−	−	−	−	17.7	−	−	17.7
Refund of costs related to share issue ***	−	−	2.7	−	−	−	−	2.7
	−	5.6	2.7	−	3.0	−	−	11.3
At 31 December 2012 (audited)	0.7	12.2	354.3	61.4	703.3	−	74.2	1,206.1
Profit for the period	−	−	−	−	104.8	−	−	104.8
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	(17.9)	(17.9)
Total comprehensive income for the year	−	−	−	−	104.8	−	(17.9)	86.9
Shares issued on exercise of share options and awards	−	5.9	−	−	−	−	−	5.9
Dividends (see note 5)	−	−	−	−	(68.9)	−	−	(68.9)
Credit in respect of employee share schemes	−	−	−	−	59.2	−	−	59.2
Movement on tax arising on share options and awards	−	−	−	−	22.2	−	−	22.2
	−	5.9	−	−	12.5	−	−	18.4
At 31 December 2013 (unaudited)	0.7	18.1	354.3	61.4	820.6	−	56.3	1,311.4

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985.  The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

*** Refund of costs related to share issue.  During 2012, it was confirmed by HMRC that they would not challenge a ruling that the stamp duty incurred on the issue of shares of a UK company to a depositary or clearance system outside the EU was in breach of EU law. ARM has therefore been able to claim a full refund of £2.7 million for stamp duty incurred on the issue of shares for the acquisition of Artisan Components Inc. in 2004.

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Notes to the Financial Information

(1) Basis of preparation and accounting policies
The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2012 with the exception of government grants and exceptional items, as described below) comprises the consolidated balance sheets as at 31 December 2013 and 2012, consolidated income statements and consolidated statements of comprehensive income for the three months and years ended 31 December 2013 and 2012, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2013 and 2012, together with related notes.  This condensed set of consolidated financial information for the year ended 31 December 2013 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with regard to the guidance in IAS 34, “Interim financial reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2012, which have been prepared in accordance with IFRSs as adopted by the European Union.

Government grants
Grants in respect of specific research and development projects are recognised as receivable when there is reasonable assurance that they will be received and the conditions to obtain them have been complied with. They are credited to the income statement in the same period as the related research and development costs for which the grant is compensating. The grant income is presented as a deduction from the related expense.

Exceptional items
Exceptional items are disclosed separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group.  They are material items of income or expense that have been shown separately due to the significance of their nature.

New standards, amendments and interpretations
The following new standards and amendments have been applied for the first time during the year commencing 1 January 2013:

IFRS 13 “Fair value measurement”.  IFRS 13’s measurement and disclosure requirements are applicable for the financial year commencing 1 January 2013. The Group has included the relevant disclosure requirements within note 3 ‘Financial risk management’.

Amendments to IAS 1 “Presentation of financial statements” are applicable for the financial year commencing 1 January 2013. The Group has included the relevant disclosure requirements within the condensed financial statements.

In addition, IAS 19 “Employee benefits”, IFRS 10 “Consolidated financial statements”, IFRS 11 “Joint arrangements” and IFRS 12 “Disclosure of interests in other entities” are applicable for the financial year commencing 1 January 2013 and have not had a material impact on the Group.

Critical accounting estimates and judgements
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2012, other than those related to the participation in the trust to acquire patent rights.

Participation in trust to acquire patent rights
During the year, the Group has participated in a consortium, via a trust, to acquire certain patent rights and has made various judgements regarding these transactions.

The directors believe that the Group does not control or have significant influence over the trust since, amongst other factors it does not have voting rights on the board or significant influence over the relevant activities of the trust. The results of the trust have therefore not been consolidated or equity accounted in the Group accounts. The Group has determined that the participation in the consortium conferred on the Group two separate rights: an intangible asset, conferring the right to use the assets in the Group’s own business, and an available for sale (‘AFS’) financial asset conferring the right to certain potential future revenue streams arising from the licensing activities of the trust. The amount expected to be recovered through this licensing programme was estimated by the Group in conjunction with the management of the trust, which has considerable experience of managing the assets of similar trusts.

The Group assesses its intangible assets for impairment at each reporting date and has reviewed the valuation of the patent rights acquired in this transaction. Given the design freedom that these rights provide and the size of the future opportunity afforded, the directors have concluded that no impairment of the patent rights is required.

The licensing programme that was originally intended to generate revenue streams for the consortium did not take place and instead an auction was held on 21 January 2014 to sell the patent rights held by the trust. These patent rights were acquired by the Group for $4 million and have been accounted for as an additional intangible asset. The auction process means that there are no further potential cash flows in relation to the AFS financial asset. This asset has therefore been impaired down to the value of the Group’s share of the auction proceeds, resulting in a non-cash exceptional charge of $98.5m.

15 of 27

(2) Going concern
After dividend payments of £68.9 million in 2013, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents and deposits to £706.3 million (net of accrued interest of £7.2 million) at the end of 2013.  This was an increase from £520.2 million (net of accrued interest of £7.4 million) at the start of the year.

After reviewing the 2014 budget and longer term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of releasing these condensed financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Group.

(3) Financial risk management
(3.1) Financial risk factors
The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk.  This condensed set of consolidated financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2012.

There have been no changes to the risk management policy since the year ended 31 December 2012.

(3.2) Fair value estimation
The table below shows the financial instruments carried at fair value by valuation method:

31 December 2013	Level 1*	Level 2*	Level 3*	Total
	£m	£m	£m	£m
Assets
Fair value through the income statement:
Currency exchange contracts	−	5.1	−	5.1
	−	5.1	−	5.1
Available-for-sale:
Current investments	−	−	1.2	1.2
Other long-term investments	−	−	13.9	13.9
	−	−	15.1	15.1
Total assets	−	5.1	15.1	20.2

Liabilities
Embedded derivatives	−	(7.0)	−	(7.0)
Total liabilities	−	(7.0)	−	(7.0)

31 December 2012	Level 1*	Level 2*	Level 3*	Total
Assets	£m	£m	£m	£m

Fair value through the income statement:
Currency exchange contracts	−	1.4	−	1.4
	−	1.4	−	1.4
Available-for-sale:
Other long-term investments	−	−	13.8	13.8
	−	−	13.8	13.8
Total assets	−	1.4	13.8	15.2

Liabilities
Embedded derivatives	−	(2.5)	−	(2.5)
Total liabilities	−	(2.5)	−	(2.5)

*Level 1 valued using unadjusted quoted prices in active markets for identical instruments.  Level 2 valued using techniques based significantly on observable market data.  Level 3 valued using information other than observable market data.

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(3) Financial risk management (continued)
(3.2) Fair value estimation

Valuation techniques used to derive Level 2 and Level 3 fair values
Level 2 currency exchange contracts comprise forward exchange contracts and foreign currency options.  The fair value of the forward exchange contracts is determined using forward exchange rates as quoted in an active market. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments.

Level 2 embedded derivatives are fair valued using forward exchange rates that are quoted in an active market.

Level 3 available-for-sale financial assets consist of unlisted equity investments and other current investments. The estimated fair value of the unlisted equity investments approximates to cost less any permanent diminution in value (based on management’s estimate of forecast profitability and achievement of set objectives by the relevant entity), except where independent valuation information is obtained, e.g. through the occurrence of funding or other transactions in the relevant entity's equity instruments.
The current investment was initially held at the value of the expected licensing programme related to the MIPs patent portfolio.  This was estimated by reference to the amounts that it was expected certain potential licensees would be prepared to pay for a license.  At 31 December 2013 the value of the current investment has been based on the amount that is recoverable from an auction process which was held in January 2014.

Whilst it is conceivable that a key assumption in the Level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.
Available-for-sale financial assets (current and non-current)	2013	2012
	£m	£m
Fair value at 1 January	13.8	27.3
Additions (including current investment additions of £63.4 million)	72.3	3.2
Revaluation recognised through other comprehensive income	−	(0.4)
Disposals	(1.7)	(14.9)
Impairment recognised in general and administrative expenses	(6.8)	(1.4)
Impairment of other current investment recognised as an exceptional item	(59.5)	−
Foreign exchange translation	(3.0)	−
Fair value at 31 December	15.1	13.8

Group’s valuation process
The Group has a team that performs the valuations of financial assets required for financial reporting purposes, including Level 3 fair values. This team reports to the Chief Financial Officer and to the Audit Committee.

The fair value of the following financial assets and liabilities approximate to their carrying amount:
•	Accounts and other receivables
•	Other current financial assets
•	Cash and cash equivalents, short and long-term deposits
•	Accounts and other payables

(4) Share-based payment costs
Included within the consolidated income statement for the quarter ended 31 December 2013 are total share-based payment costs (including related payroll taxes) of £20.0 million (Q4 2012: £16.2 million), allocated £0.6 million (Q4 2012: £0.6 million) in cost of revenues, £12.4 million (Q4 2012: £8.3 million) in research and development expenses, £3.2 million (Q4 2012: £2.6 million) in sales and marketing expenses and £3.8 million (Q4 2012: £4.7 million) in general and administrative expenses.

Included within the consolidated income statement for the year ended 31 December 2013 are total share-based payment costs (including related payroll taxes) of £74.0 million (2012: £45.4 million), allocated £2.1 million (2012: £2.1 million) in cost of revenues, £45.1 million (2012: £25.8 million) in research and development expenses, £12.1 million (2012: £7.7 million) in sales and marketing expenses and £14.7 million (2012: £9.8 million) in general and administrative expenses.

(5) Dividends
	Year ended 31 December 2013	Year ended 31 December 2012
	£m	£m
Final 2011 paid at 2.09 pence per share	−	28.8
Interim 2012 paid at 1.67 pence per share	−	23.0
Final 2012 paid at 2.83 pence per share	39.5	−
Interim 2013 paid at 2.1 pence per share	29.4	−
	68.9	51.8

In respect of the year to 31 December 2013, the directors are declaring a final dividend of 3.6 pence per share (an estimated cost of £51 million). This final dividend will be paid on 16 May 2014 to shareholders who are on the register of members on 22 April 2014.

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(6) Available-for sale financial assets, prepaid expenses and other assets, and other intangible assets
Prepaid expenses and other assets at 31 December 2012 included an advance payment amounting to $167.5 million (£103.7 million), being the Group’s contribution to a consortium to acquire rights to MIPS Technologies, Inc’s portfolio of patents (the Patents). This transaction was completed on 6 February 2013. Of the Group’s total contribution, $100.5 million was classified within current available-for-sale financial assets (£60.7 million after translation at 31 December 2013 exchange rates) and $67 million was classified within other intangible assets (£37.4 million after amortisation to 31 December 2013). The available-for-sale financial asset represented ARM’s right to receive cash from the Group's financial interest in the consortium as it was anticipated that a programme of licensing the Patents to third parties would be undertaken by Bridge Crossing. The other intangible asset consists of intellectual property rights that are being amortised over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

In Q4 2013, Bridge Crossing made a strategic decision not to pursue a licensing programme and the portfolio was put up for sale by auction. ARM acquired the Patents in January 2014 for $4.0 million which will be accounted for as an additional intangible asset.  As there is no longer an expectation of any future cash flows with respect to licensing of the Patents by Bridge Crossing, the available-for-sale financial asset has been impaired down to the value of the Group’s share of the auction proceeds, giving rise to a non-cash exceptional charge of $98.5 million (£59.5 million).

(7) Accrued and other liabilities
Included within accrued and other liabilities is £15.1 million (31 December 2012: £16.5 million) relating to the provision for payroll taxes on share awards, and £26.5 million (31 December 2012: £23.8 million) relating to employee bonus and sales commission provisions.

(8) Related party transactions/Investment in joint venture
During the year ended 31 December 2013 the Group incurred subscription costs of £7.0 million from Linaro Limited, an associated company of the Group, representing ARM’s committed aggregate contributions to Linaro for a period of two years.  In respect of the subscription fees, the Group was invoiced £4.3 million during the year to 31 December 2013 (2012: £4.2 million).  As at 31 December 2013, £1.0 million (2012: £1.0 million) was owing to Linaro.

In addition the Group provided consulting and other services to Linaro amounting to £1.6 million (2012: £1.7 million).  All fees have been charged in accordance with the terms of the agreement.  As at 31 December 2013, £0.3 million (2012: £1.0 million) was owed to the Group.

In 2012 the Group invested £7.5 million ($12.0 million) in a joint venture, Trustonic Limited, representing a 40% shareholding.  During 2013 the Group invested a further £3.7 million (€4.4 million) into the joint venture, maintaining the 40% shareholding.

	2013	2012
Investment in joint venture	£m	£m

Balance at 1 January	6.8	−
Additional investment	3.7	7.5
Share of results for the period to 31 December	(4.0)	(0.7)
Balance at 31 December	6.5	6.8

(9) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

As noted in prior financial statements, the Group had been in discussions with a licensee to re-negotiate the terms upon which the Group would indemnify that licensee. During the second quarter of 2013 terms were executed and the Group incurred indemnification costs amounting to $18.0 million. Further in relation to legal proceedings regarding the same patent portfolio, on 3 July 2013, for consideration of $45.4 million, ARM entered into a licence agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The licence was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology.  Total indemnification, settlement and licence costs of $63.4 million (£41.8 million) were expensed, as an exceptional item, in 2013.

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(10) Acquisitions
On 12 December 2013, the Group purchased the entire share capital of Geomerics Limited for £13.4 million. This purchase has been accounted for as an acquisition.

Geomerics, a company based in Cambridge, United Kingdom, is a leader in lighting technology for the gaming and entertainment industries. The acquisition expands ARM's position at the forefront of the visual computing and graphics industries. Additionally, the agreement enables Geomerics to build on their existing partnerships as well as accelerate their development in mobile.

For these reasons, combined with the ability to hire the workforce of Geomerics, including the founders and the management team, the Group paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed as at 12 December 2013.
£m

Cash, accounts receivable and other current assets	0.2
Intangible assets	5.0
Accrued and other liabilities	(0.8)
Deferred tax liabilities	(1.0)
Net assets acquired	3.4
Goodwill	10.0
Consideration	13.4

The consideration was all paid in cash.  All transaction expenses incurred by the Group have been charged to the income statement.

On 19 July 2013, the Group purchased the entire share capital of Sensinode Oy for $11.7 million. This purchase has been accounted for as an acquisition.

Sensinode, a company based in Oulu, Finland, is a provider of software technology for the Internet of Things (IoT). Sensinode is a pioneer in software for low cost low power internet connected devices and has been a key contributor to open standards for IoT. This acquisition enables Sensinode’s expertise and technology to be accessible to the ARM Partnership and through the ARM mbed project it will enable rapid deployment of new and innovative IoT applications.

For these reasons, combined with the ability to hire the workforce of Sensinode, including the founders and the management team, the Group paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

The following table summarises the consideration and fair values of the assets acquired and liabilities assumed as at 19 July 2013.
	£m	$m

Cash, accounts receivable and other current assets	0.3	0.5
Intangible assets	2.8	4.3
Deferred tax assets	0.5	0.8
Accrued and other liabilities	(0.5)	(0.8)
Loans payable	(1.1)	(1.6)
Deferred tax liabilities	(0.7)	(1.1)
Net assets acquired	1.3	2.1
Goodwill	6.4	9.6
Consideration	7.7	11.7

The consideration was all paid in cash.  All transaction expenses incurred by the Group have been charged to the income statement.

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(11) Segmental reporting
At 31 December 2013, the Group was organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software and configurable digital signal processing IP.
Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.
System Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This was based upon the Group’s internal organisation and management structure and was the primary way in which the Chief Operating Decision Maker was provided with financial information.  Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, software and tools, and services), the costs, operating results and balance sheets are only analysed into these three divisions.

Business segment information
Year ended 31 December 2013	Processor Division £m	Physical IP Division £m	System Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	596.2	82.0	36.4	−	714.6
Operating costs	(426.6)	(90.7)	(42.6)	(1.2)	(561.1)
Investment income, net	−	−	−	13.1	13.1
Share of results in joint venture	−	−	−	(4.0)	(4.0)
Profit/(loss) before tax	169.6	(8.7)	(6.2)	7.9	162.6
Tax	−	−	−	(57.8)	(57.8)
Profit/(loss) for the period	169.6	(8.7)	(6.2)	(49.9)	104.8
Reconciliation to normalised profit before tax
Intangible amortisation and other acquisition-related charges	9.6	2.0	−	−	11.6
Share-based payment costs including payroll taxes	54.5	12.1	7.4	−	74.0
Impairment of investments, net of profit on disposal	3.5	−	−	−	3.5
Exceptional items	101.3	−	−	−	101.3
Share of results in joint venture and Linaro-related charges	7.0	−	−	4.0	11.0
Normalised profit for the period before tax	345.5	5.4	1.2	11.9	364.0

Goodwill	152.0	360.2	14.2	−	526.4
Total assets	389.4	400.1	31.6	817.3	1,638.4
Revenues (USD)	931.5	129.1	57.1	−	1,117.7

As part of the ongoing evolution of the business, the Group’s divisional structure was re-organised on 1 January 2014.  As a result of this change, the Group’s business segments may change for future reporting periods in order to reflect this new organisation.

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(11) Segmental reporting (continued)
Year ended 31 December 2012	Processor Division £m	Physical IP Division £m	System Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	473.9	68.3	34.7	−	576.9
Operating costs	(243.3)	(82.8)	(40.1)	(2.6)	(368.8)
Investment income, net	−	−	−	13.6	13.6
Share of results in joint venture	−	−	−	(0.7)	(0.7)
Profit/(loss) before tax	230.6	(14.5)	(5.4)	10.3	221.0
Tax	−	−	−	(60.3)	(60.3)
Profit/(loss) for the period	230.6	(14.5)	(5.4)	(50.0)	160.7
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation and other acquisition-related charges	5.5	2.5	−	0.8	8.8
Share-based payment costs including payroll taxes	30.0	8.6	6.8	−	45.4
Profit on sale of investments, net of impairment	0.6	−	−	−	0.6
Share of results in joint venture	−	−	−	0.7	0.7
Normalised profit/(loss) for the period before tax	266.7	(3.4)	1.4	11.8	276.5

Goodwill	138.0	367.0	14.4	−	519.4
Total assets	284.6	409.2	32.5	740.5	1,466.8
Revenues (USD)	749.8	108.4	54.9	−	913.1

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include cash and cash equivalents, short and long-term deposits, available-for-sale investments, loans and receivables, embedded derivatives, current and deferred tax, and VAT. Unallocated operating costs consist of foreign exchange gains and losses, and share of results in joint venture.

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(12) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation, acquisition-related charges, share-based payment costs, profit/(loss) on disposal and impairment of available-for-sale investments, share of results in joint venture, Linaro-related charges, and exceptional items.  Full reconciliatioans of Q4 2013, Q4 2012, FY 2013 and FY 2012, are shown in notes 12.13 to 12.16.  All figures in £m unless otherwise stated.

	(12.1)	(12.2)	(12.3)	(12.4)	(12.5)
Summary normalised figures	Q4 2013	Q4 2012	Q3 2013	FY 2013	FY 2012

Revenues	189.1	164.2	184.0	714.6	576.9
Revenues ($m)	302.9	262.8	286.7	1,117.7	913.1
ARM’s effective exchange rate ($/£)	1.60	1.60	1.56	1.56	1.58

Gross margin	95.4%	95.1%	95.1%	94.8%	94.8%
Operating expenses	88.1	79.7	85.6	326.5	284.2
Profit from operations	92.3	76.5	89.4	350.9	262.9
Operating margin	48.8%	46.6%	48.6%	49.1%	45.6%

Profit before tax	95.5	80.0	92.6	364.0	276.5
Earnings per share (diluted)	5.31p	4.08p	5.11p	20.59p	14.70p

Cash	706.3	520.2	670.5	706.3	520.2
Normalised cash generation	77.9	74.1	111.6	344.5	267.3

	(12.6)	(12.7)
	31 December 2013	31 December 2012

Cash and cash equivalents	43.8	46.3
Short-term deposits	544.1	340.0
Long-term deposits Less: Interest accrued	125.6 (7.2)	141.3 (7.4)
Total net cash	706.3	520.2

	(12.8)	(12.9)	(12.10)	(12.11)	(12.12)
	Q4 2013	Q4 2012	Q3 2013	FY 2013	FY 2012

Cash at end of period (as above)	706.3	520.2	670.5	706.3	520.2
Less: cash at beginning of period	(670.5)	(477.9)	(613.1)	(520.2)	(424.0)
Add back: Cash outflow from advance payment (see note 6)	−	−	−	−	104.5
Add back: Cash outflow/(inflow) from investments and acquisitions (net of cash acquired)	13.3	0.2	8.4	25.6	(8.8)
Add back: Cash outflow from investment in joint venture	−	7.5	−	3.7	7.5
Add back: Cash outflow from acquisition-related charges	0.5	0.5	2.8	4.6	3.8
Add back: Cash outflow from payment of dividends	29.4	23.0	−	68.9	51.8
Add back: Cash outflow from share-based payroll taxes	0.3	0.4	1.2	16.3	14.4
Add back: Cash outflow from payments related to Linaro	0.9	0.9	0.9	3.5	3.5
Add back: Cash outflow from IP indemnity and similar charges	−	−	41.8	41.8	−
Less: Cash inflow from exercise of share options	(2.3)	(0.7)	(0.9)	(6.0)	(5.6)
Normalised net cash generation	77.9	74.1	111.6	344.5	267.3

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(12.13) Normalised income statement for Q4 2013

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Impairment of investments net of profit on disposals	Share of results in joint venture	Exception-al items	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	189.1	−	189.1	−	−	−	−	189.1

Cost of revenues	(8.7)	(0.6)	(9.3)	−	−	−	−	(9.3)

Gross profit	180.4	(0.6)	179.8	−	−	−	−	179.8

Research and development	(38.9)	(12.4)	(51.3)	(2.5)	−	−	−	(53.8)
Sales and marketing	(21.3)	(3.2)	(24.5)	(0.2)	−	−	−	(24.7)
General and administrative	(27.9)	(3.8)	(31.7)	(0.2)	(0.4)	−	−	(32.3)
Total operating expenses
before exceptional items	(88.1)	(19.4)	(107.5)	(2.9)	(0.4)	−	−	(110.8)

Exceptional item
Impairment of available-for-sale financial asset	−	−	−	−	−	−	(59.5)	(59.5)

Total operating expenses
after exceptional items	(88.1)	(19.4)	(107.5)	(2.9)	(0.4)	−	(59.5)	(170.3)

Profit from operations	92.3	(20.0)	72.3	(2.9)	(0.4)	−	(59.5)	9.5

Investment income, net	3.2	−	3.2	−	−	−	−	3.2
Share of post tax results in joint venture	−	−	−	−	−	(0.5)	−	(0.5)

Profit before tax	95.5	(20.0)	75.5	(2.9)	(0.4)	(0.5)	(59.5)	12.2
Tax	(20.5)	(1.1)	(21.6)	0.6	(0.3)	−	2.9	(18.4)

Profit/(loss) for the period	75.0	(21.1)	53.9	(2.3)	(0.7)	(0.5)	(56.6)	(6.2)

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,413.8		1,413.8					1,413.8
Earnings per share – pence	5.31		3.81					(0.44)

ADSs outstanding (millions)	471.3		471.3					471.3
Earnings per ADS – cents	26.4		18.9					(2.2)

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(12.14) Normalised income statement for Q4 2012

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisition related charges	Impairment of investments	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	164.2	−	164.2	−	−	−	−	164.2

Cost of revenues	(8.0)	(0.6)	(8.6)	−	−	−	−	(8.6)

Gross profit	156.2	(0.6)	155.6	−	−	−	−	155.6

Research and development	(36.7)	(8.3)	(45.0)	(0.5)	(0.8)	−	−	(46.3)
Sales and marketing	(18.4)	(2.6)	(21.0)	(0.2)	(0.1)	−	−	(21.3)
General and administrative	(24.6)	(4.7)	(29.3)	-	(0.8)	(1.2)	−	(31.3)
Total operating expenses	(79.7)	(15.6)	(95.3)	(0.7)	(1.7)	(1.2)	−	(98.9)

Profit from operations	76.5	(16.2)	60.3	(0.7)	(1.7)	(1.2)	−	56.7

Investment income, net	3.5	−	3.5	−	−	−	−	3.5
Share of post tax results in joint venture	−	−	−	−	−	−	(0.7)	(0.7)

Profit before tax	80.0	(16.2)	63.8	(0.7)	(1.7)	(1.2)	(0.7)	59.5
Tax	(23.0)	4.9	(18.1)	0.2	0.5	0.4	−	(17.0)

Profit for the period	57.0	(11.3)	45.7	(0.5)	(1.2)	(0.8)	(0.7)	42.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,398.6		1,398.6					1,398.6
Earnings per share – pence	4.08		3.27					3.04

ADSs outstanding (millions)	466.2		466.2					466.2
Earnings per ADS – cents	19.9		15.9					14.8

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(12.15) Normalised income statement for FY 2013

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Impairment of investments net of profit on disposals	Exceptional items	Linaro related charges and share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	714.6	-	714.6	−	−	−	−	714.6

Cost of revenues	(37.2)	(2.1)	(39.3)	−	−	−	−	(39.3)

Gross profit	677.4	(2.1)	675.3	−	−	−	−	675.3

Research and development	(148.3)	(45.1)	(193.4)	(9.5)	−	−	−	(202.9)
Sales and marketing	(76.7)	(12.1)	(88.8)	(0.6)	−	−	−	(89.4)
General and administrative	(101.5)	(14.7)	(116.2)	(1.5)	(3.5)	−	(7.0)	(128.2)

Total operating expenses
before exceptional items	(326.5)	(71.9)	(398.4)	(11.6)	(3.5)	−	(7.0)	(420.5)

Exceptional items
Impairment of available-for-sale financial asset	−	−	−	−	−	(59.5)	−	(59.5)
IP indemnity and similar charges	−	−	−	−	−	(41.8)	−	(41.8)

Total operating expenses
after exceptional items	(326.5)	(71.9)	(398.4)	(11.6)	(3.5)	(101.3)	(7.0)	(521.8)

Profit from operations	350.9	(74.0)	276.9	(11.6)	(3.5)	(101.3)	(7.0)	153.5

Investment income, net	13.1	−	13.1	−	−	−	−	13.1
Share of post tax results in joint venture	−	−	−	−	−	−	(4.0)	(4.0)

Profit before tax	364.0	(74.0)	290.0	(11.6)	(3.5)	(101.3)	(11.0)	162.6
Tax	(73.4)	1.5	(71.9)	1.7	(0.3)	11.3	1.4	(57.8)

Profit for the period	290.6	(72.5)	218.1	(9.9)	(3.8)	(90.0)	(9.6)	104.8

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,411.8		1,411.8					1,411.8
Earnings per share – pence	20.59		15.45					7.43

ADSs outstanding (millions)	470.6		470.6					470.6
Earnings per ADS – cents	102.3		76.8					36.9

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(12.16) Normalised income statement for FY 2012

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisition related charges	Profit on sale of investments, net of impairment	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	576.9	-	576.9	−	−	−	−	576.9

Cost of revenues	(29.8)	(2.1)	(31.9)	−	−	−	−	(31.9)

Gross profit	547.1	(2.1)	545.0	−	−	−	−	545.0

Research and development	(134.0)	(25.8)	(159.8)	(2.2)	(4.3)	−	−	(166.3)
Sales and marketing	(64.3)	(7.7)	(72.0)	(0.5)	(0.4)	−	−	(72.9)
General and administrative	(85.9)	(9.8)	(95.7)	−	(1.4)	(0.6)	−	(97.7)
Total operating expenses	(284.2)	(43.3)	(327.5)	(2.7)	(6.1)	(0.6)	−	(336.9)

Profit from operations	262.9	(45.4)	217.5	(2.7)	(6.1)	(0.6)	−	208.1

Investment income, net	13.6	−	13.6	−	−	−	−	13.6
Share of post tax results in joint venture	−	−	−	−	−	−	(0.7)	(0.7)

Profit before tax	276.5	(45.4)	231.1	(2.7)	(6.1)	(0.6)	(0.7)	221.0
Tax	(71.3)	7.7	(63.6)	0.9	1.9	0.5	−	(60.3)

Profit for the period	205.2	(37.7)	167.5	(1.8)	(4.2)	(0.1)	(0.7)	160.7

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,395.8		1,395.8					1,395.8
Earnings per share – pence	14.70		12.00					11.51

ADSs outstanding (millions)	465.3		465.3					465.3
Earnings per ADS – cents	71.7		58.5					56.1

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Notes

The results shown for Q4 2013, Q3 2013, Q4 2012 and FY 2013, are unaudited. The results shown for FY 2012 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2012 were approved by the Board of directors on 27 February 2013 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q4 2013 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2012 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2012.

This preliminary announcement was approved by the Board of directors on 3 February 2014.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012 including (without limitation) under the captions, “Risk Factors” (on pages 6 to 13) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; ARM Sweden AB; ARM Finland Oy and Geomerics Ltd.

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